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


                                                    JENKENS & GILCHRIST
                                                A PROFESSIONAL CORPORATION                           AUSTIN, TEXAS
                                                                                                    (512) 499-3800
                                                     1445 ROSS AVENUE                              CHICAGO, ILLINOIS
                                                        SUITE 3200                                  (312) 425-3900
                                                    DALLAS, TEXAS 75202                             HOUSTON, TEXAS
                                                                                                    (713) 951-3300
                                                      (214) 855-4500                            LOS ANGELES, CALIFORNIA
                                                 FACSIMILE (214) 855-4300                           (310) 820-8800
                                                                                                  PASADENA, CALIFORNIA
      Michael G. Keeley                               www.jenkens.com                               (626) 578-7400
        (214) 855-4160                                                                            SAN ANTONIO, TEXAS
     mkeeley@jenkens.com                                                                            (210) 246-5000
                                                                                                   WASHINGTON, D.C.
                                                                                                    (202) 326-1500


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                                 April 15, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

         RE:      THE REPUBLIC CORPORATION
                  AMENDMENT NO. 6 TO SCHEDULE 13E-3; FILE NO. 5-03196 DEFINITIVE SCHEDULE 14A; FILE NO. 0-08597
                  FILED APRIL 15, 2005

Dear Ladies and Gentlemen:

         On behalf of our client, The Republic Corporation (the "Company"), we are filing with the Securities and Exchange Commission (the "Commission") by electronic transmission Amendment No. 6 to the above-referenced Schedule 13E-3 originally filed with the Commission on December 6, 2004, and amended on January 26, 2005, February 23, 2005, March 21, 2005, April 12, 2005, and April 13, 2005,
which amendment includes, pursuant to Item 16, as Exhibit (a)(i), the definitive proxy statement for the special meeting of the shareholders of the Company and as Exhibit (a)(ii), the final proxy card. Also included with this filing is the definitive proxy statement on Schedule 14A. Original signature pages and exhibits will be retained by the Company and will be available for inspection by the Commission.

                                   Sincerely,

                                   /s/ Michael G. Keeley

                                   Michael G. Keeley

Enclosure

                               JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION



Securities and Exchange Commission
April 15, 2005
Page 2



Courtesy Copies to:  Securities and Exchange Commission
                     Ms Mara Ransom, Office of Mergers and Acquisitions 450 Fifth Street, NW
                     Judiciary Plaza
                     Washington, DC  20549

cc:  Working Group